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                                  May 29, 2002



BY ELECTRONIC SUBMISSION
------------------------
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

         Re: SRA International, Inc.
             Application to withdraw the post-effective amendment to its Registration Statement on Form S-1 filed pursuant to Rule 462(b)
             File No. 333-83780
             --------------------------------------------------------

Ladies and Gentlemen:

         Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the "Securities Act"), SRA International, Inc. (the "Registrant") hereby applies for withdrawal of the post-effective amendment to its Registration Statement on Form S-1 filed on May 23, 2002 pursuant to Rule 462(b) under the Securities Act, under the EDGAR form type POS462b (accession No. 0000928385-02-002122) (the "Filing").

         The Filing was mistakenly filed under the incorrect EDGAR form type. The Registrant re-filed the Filing under the correct form type, S-1MEF, on May 24, 2002 (accession No. 0000928385-02-002134).

         Please forward any questions regarding this application to Brent B. Siler, Esq. of Hale and Dorr LLP at 703-654-7002.


                                     SRA International, Inc.


                                     By: /s/ Stephen C. Hughes
                                         ----------------------
                                             Stephen C. Hughes
                                             Senior Vice President, Chief
                                             Financial Officer, and Secretary